CON-SPACE
COMMUNICATIONS LTD.

Safety in Communication®

Website: www.con-space.com
E-mail: jswanson@con-space.com

Telephone: (800) 546-3405
Fax: (604) 270-2138

March 8, 2004

Dear CON-SPACE Investor,

Re: Increased Speed and Cost-Efficiencies of E-Mail

The last several months have been nothing but spectacular for your company. CON-SPACE continues to report record-setting financial performance and growth with almost every quarterly report. The natural result has been an increased demand on all resources (human, financial, etc.) that force us to constantly review internal processes to insure maximum efficiency.

One of those processes is the method by which CON-SPACE distributes information to our valued shareholders. It has been and will continue to be a top priority to provide you with all pertinent information in a timely manner. Yet, it is also now a priority to provide you with that information in a cost-efficient manner.

To this end, well-over 600 of our shareholders continue to receive information via regular mail, as opposed to electronic e-mail. The cost of sending information via regular mail is exponentially more expensive once we factor in costs related to printing, postage, paper, envelopes and the time it takes our staff to package all the information together for distribution.

As such, along with our investor relations firm, AGORA Investor Relations, we are now making a concerted effort to convert as many shareholders as possible to e-mail recipients of all future company information. As an investor, e-mail delivery has the advantage of delivering news and information at the very moment it becomes available to the investing public. As a shareholder, e-mail has the advantage of saving your company considerable time and expense that can be better used for core operations. Either way, it is a win-win for all of us.

For those of you that do not have access to e-mail, rest assured that you will continue to receive information via regular mail. For those of you that do have access to e-mail and want to receive all the personal and corporate advantages associated with it, please use one of the following options:

1] Send an e-mail to AGORA at CCB@Agoracom.com with only your full name and e-mail address requesting addition to the CON-SPACE investor e-mail list. The subject line of the e-mail should read "Add Me To The CON-SPACE investor e-mail list". Your name is required so that we may remove you from the mailing list. AGORA is a professional services firm that will never use your e-mail address for any purpose other than delivering CON-SPACE information.

2] Send an e-mail directly to CON-SPACE at invest@con-space.com with only your full name and e-mail address and request addition to the CON-SPACE investor e-mail list. The subject line of the e-mail should read "Add Me To The CON-SPACE investor e-mail list".

On behalf of everyone at CON-SPACE, I want to thank you for your cooperation in this matter. If you have any further questions or comments, please do not hesitate to contact me.

James L. Swanson,

Chairman,
CON-SPACE COMMUNICATIONS LTD.